

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

May 3, 2017

VIA E-mail
Mr. Michel Vounatsos
Chief Executive Officer and Director
Biogen, Inc.
225 Binney Street
Cambridge, Massachusetts 02142

> **Re: Biogen, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 2, 2017**
> **File No. 000-19311**

Dear Mr. Vounatsos:

We have reviewed your April 4, 2017 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Notes to Consolidated Financial Statements
Note 21 – Commitments and Contingencies
TECFIDERA Litigation Settlement and License Agreement, page F-67

1.   We have reviewed your response to prior comment one of our March 23, 2017 letter regarding your January 2017 settlement and license agreement ("the agreement") with Forward Pharma. Please confirm you had exclusive rights to the U.S. license or the right to sell or transfer the license upon entering into the agreement. If you did not have such rights, tell us, citing relevant accounting literature, how you determined recognition of the license as an intangible asset is appropriate. In this regard, we note Sections 3.01 and 3.02 of the agreement included in Exhibit 10.1 of your January 17, 2017 Form 8-K describe a co-exclusive license and indicate that a notice specifying your intention to take the exclusive U.S. license should be delivered on or prior to the date that is 75 days following the final decision in the Interference Proceeding. It is our understanding that the PTAB did not issue a ruling on the Interference Proceeding until March 2017.

    You may contact Bonnie Baynes, Staff Accountant, at (202) 551-4924 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 with any questions. In this regard, do not hesitate to contact me at (202) 551-3679.

                        Sincerely,

                        /s/ Jim B. Rosenberg

                        Jim B. Rosenberg
                        Senior Assistant Chief Accountant
                        Office of Healthcare and Insurance